Earnings Announcement

WACHOVIA

Wachovia Corporation
Atlanta, GA 30383
Winston-Salem, NC 27150

For Additional Information:

Robert S. McCoy, Jr.
Vice Chairman and
Chief Financial Officer, 336-732-5926

Marsha L. Smunt
Investor Relations, 336-732-5788

January 17, 2001

Wachovia Announces Fourth Quarter Operating Earnings Per Share of $1.26

Wachovia Corporation (NYSE: WB) today reported operating earnings of $1.26 per diluted share for the fourth quarter of 2000 compared with $1.30 per diluted share a year earlier. Operating net income was $257.4 million compared with $266.6 million for the fourth quarter of 1999. Total revenue rose from the fourth quarter of 1999 despite continued softness in capital markets income and investment fees. For the full year of 2000, operating earnings per diluted share were $4.58 compared with $4.97 in 1999, reflecting actions taken in 2000 to increase loan loss reserves. Operating earnings exclude nonrecurring charges, principally for merger integration and restructuring.

"In a challenging year for the financial services industry, Wachovia took aggressive steps that will be the foundation for good performance going forward," said L.M. Baker Jr., chairman and chief executive officer. "Fourth quarter and year-to-date results give evidence to the steps taken to manage credit risk and control expenses while growing revenue. Despite the dampening effect of a slowing economy, revenue for the year increased in all categories except investment fees and capital markets income. Operating expenses were contained for the year and declined significantly in the fourth quarter."

Wachovia Corporation (WB)	Fourth Quarter		Full Year	
Financial Summary *	2000	1999	2000	1999
Operating net income ($ millions)	$257.4	$266.6	$935.5	$1,023.9
Operating earnings per diluted share	$1.26	$1.30	$4.58	$4.97
Total revenue ($ millions) **	$1,105.3	$1,078.5	$4,483.9	$4,120.7
Return on equity	16.96%	19.20%	15.89%	18.85%
Return on assets	1.43%	1.59%	1.34%	1.57%

excludes nonrecurring charges   ** *includes taxable equivalent net interest income and other operating revenue*

Reported net income was $244.7 million or $1.20 per diluted share for the fourth quarter and $832.3 million or $4.07 per diluted share for the full year 2000. Reported earnings for the same periods of 1999 were $262.9 million or $1.28 per diluted share and $1.011 billion or $4.90 per diluted share, respectively. Included in fourth quarter 2000

-Continued-

reported pretax earnings were $19.5 million in restructuring charges associated with Wachovia's ongoing performance project designed to lift pretax earnings by $425 million by the end of 2002. Remaining restructuring charges will be incurred in the first quarter of 2001. Fourth quarter 1999 reported pretax earnings included $5.7 million in charges to integrate the operations of acquired companies.

Total revenue rose $26.8 million from the fourth quarter of 1999 and $363.2 million for the full year from 1999. Total revenue was down $55 million from the third quarter, which included gains from branch sales and net securitization activity of $42 million and $9 million, respectively. The net yield on interest earning assets declined from 4.26 percent for fourth quarter 1999 to 3.94 percent for fourth quarter 2000 primarily as a result of securitization transactions and pressure on funding costs. Average loans rose $5.7 billion or 11.7 percent for the fourth quarter and $5.2 billion or 11 percent for the year, with most growth coming from real estate lending, both commercial and residential. Growth occurred in all categories of other operating revenue except investment fees and capital markets income that were affected by market conditions.

The provision for loan losses was $117.5 million for the fourth quarter compared with $66.2 million a year ago and $124 million for the prior quarter. The fourth quarter 2000 provision added $23 million to loan loss reserves bringing the reserve balance to 1.50 percent of outstanding loans at December 31, 2000, compared with 1.12 percent a year earlier and 1.47 percent at the end of the previous quarter. Nonperforming loans were up $55 million for the quarter to $499.9 million at December 31, 2000. Net loan losses at $94.4 million for the fourth quarter were above the $65.3 million reported a year ago and below the $123.8 million reported in the third quarter. As a percentage of average loans outstanding, net loan losses were .7 percent for the fourth quarter 2000 compared with .54 percent a year earlier and .94 percent in the third quarter.

Operating expense, excluding nonrecurring charges, decreased $9.4 million for the fourth quarter and increased $195.3 million for the year. Adjusting for acquisitions, operating expense decreased approximately 6 percent compared with fourth quarter 1999 and was level for the year. The decrease for the quarter primarily reflects lower incentive compensation and management's ongoing efforts to control costs.

Wachovia will hold a conference call to discuss these results on January 17, 2001, at 9:30 a.m. (Eastern Time). The call will be available at 913-981-4911 or via the Internet at www.wachovia.com/investor/conference.asp. Replays of the conference call will be available from 12:30 p.m. January 17 until midnight January 21 at the same Internet address or by phone (719-457-0820, access code 779293).

This news release contains forward-looking statements regarding Wachovia Corporation. All forward-looking statements involve risk and uncertainty and actual results could differ materially from the anticipated results or other expectations expressed in the forward-looking statements. A discussion of factors that could cause actual results to differ materially from those expressed in the forward-looking statements is included in Wachovia's filings with the Securities and Exchange Commission.

Additional information can be found in the Investor Relations section of Wachovia's web site at www.wachovia.com/investor

WACHOVIA CORPORATION AND SUBSIDIARIES

FINANCIAL SUMMARY

	2000 Fourth Quarter	2000 Third Quarter	2000 Second Quarter	2000 First Quarter	1999 Fourth Quarter	Fourth Quarter 2000 - 1999 Percent Variance	Year Ended December 31 2000	Year Ended December 31 1999	Percent Variance
SUMMARY OF OPERATIONS									
(thousands, except per share data)									
Interest income -									
taxable equivalent	$1,412,949	$1,379,570	$1,334,665	$1,254,658	$1,235,609	14.4	$5,381,842	$4,707,306	14.3
Interest expense	778,287	739,756	685,729	625,861	596,583	30.5	2,829,633	2,196,734	28.8
Net interest income -									
taxable equivalent	634,662	639,814	648,936	628,797	639,026	(0.7)	2,552,209	2,510,572	1.7
Taxable equivalent adjustment	8,556	9,077	9,554	9,301	11,123	(23.1)	36,488	40,486	(9.9)
Net interest income	626,106	630,737	639,382	619,496	627,903	(0.3)	2,515,721	2,470,086	1.8
Provision for loan losses	117,463	123,956	273,365	73,666	66,174	77.5	588,450	298,105	97.4
Net interest income after									
provision for loan losses	508,643	506,781	366,017	545,830	561,729	(9.5)	1,927,271	2,171,981	(11.3)
Other operating revenue	470,601	519,990	470,299	470,799	439,469	7.1	1,931,689	1,610,123	20.0
Securities (losses) gains	(480)	(163)	59	167	60		(417)	10,894	
Total other income	470,121	519,827	470,358	470,966	439,529	7.0	1,931,272	1,621,017	19.1
Personnel expense	294,228	325,743	335,491	343,881	324,288	(9.3)	1,299,343	1,220,286	6.5
Merger-related charges	-	11,928	8,872	8,158	5,669		28,958	19,309	
Litigation settlement charge	-	-	-	20,000	-		20,000	-	
Restructuring charge	19,543	87,944	-	-	-		107,487	-	
Other expense	291,276	283,082	286,928	265,939	270,661	7.6	1,127,225	1,011,030	11.5
Total other expense	605,047	708,697	631,291	637,978	600,618	0.7	2,583,013	2,250,625	14.8
Income before income taxes	373,717	317,911	205,084	378,818	400,640	(6.7)	1,275,530	1,542,373	(17.3)
Applicable income taxes	129,011	112,587	67,513	134,111	137,704	(6.3)	443,222	531,152	(16.6)
Net income	$ 244,706	$ 205,324	$ 137,571	$ 244,707	$ 262,936	(6.9)	$ 832,308	$1,011,221	(17.7)
Net income per common share:									
Basic	$ 1.20	$ 1.01	$ .68	$ 1.21	$ 1.30	(7.7)	$ 4.10	$ 4.99	(17.8)
Diluted	$ 1.20	$ 1.00	$ .67	$ 1.20	$ 1.28	(6.3)	$ 4.07	$ 4.90	(16.9)
Cash dividends paid per									
common share	$ .60	$ .60	$ .54	$ .54	$ .54	11.1	$ 2.28	$ 2.06	10.7
Average basic shares									
outstanding	203,407	203,347	202,728	202,464	202,168	0.6	202,989	202,795	0.1
Average diluted shares									
outstanding	204,393	204,621	204,572	204,213	205,096	(0.3)	204,450	206,192	(0.8)
PERFORMANCE RATIOS									
(averages)									
Annualized net yield on									
interest-earning assets	3.94 %	4.09 %	4.22 %	4.20 %	4.26 %		4.11 %	4.32 %	
Annualized return on assets	1.36	1.18	.79	1.44	1.57		1.19	1.55	
Annualized return on									
shareholders' equity	16.13	13.80	9.43	17.21	18.93		14.14	18.62	
Overhead ratio	54.74	61.10	56.40	58.02	55.69		57.61	54.62	
OPERATING PERFORMANCE EXCLUDING NONRECURRING ITEMS (1)									
Net income	$ 257,409	$ 270,241	$ 143,337	$ 264,510	$ 266,620	(3.5)	$ 935,497	$1,023,855	(8.6)
Net income per diluted									
common share	$ 1.26	$ 1.32	$ .70	$ 1.30	$ 1.30	(3.1)	$ 4.58	$ 4.97	(7.8)
Annualized return on assets	1.43 %	1.55 %	.83 %	1.56 %	1.59 %		1.34 %	1.57 %	
Annualized return on									
shareholders' equity	16.96	18.16	9.83	18.60	19.20		15.89	18.85	
Overhead ratio	52.97	52.49	55.61	55.46	55.16		54.12	54.15	
CASH-BASIS FINANCIAL INFORMATION (1), (2)									
Net income	$ 276,647	$ 289,882	$ 162,566	$ 281,589	$ 279,401	(1.0)	$1,010,683	$1,067,619	(5.3)
Net income per diluted									
common share	$ 1.35	$ 1.42	$ .79	$ 1.38	$ 1.36	(0.7)	$ 4.94	$ 5.18	(4.6)
Annualized return on assets	1.57 %	1.69 %	.95 %	1.69 %	1.69 %		1.48 %	1.65 %	
Annualized return on									
shareholders' equity	22.49	24.08	13.84	24.27	24.02		21.19	22.83	
Overhead ratio	50.81	50.40	53.48	53.57	53.82		52.05	52.91	

(1) Excludes the effects of nonrecurring merger-related, litigation settlement and restructuring charges
(2) Excludes the effects of purchase accounting-related intangibles

W A C H O V I A C O R P O R A T I O N A N D S U B S I D I A R I E S

FINANCIAL SUMMARY

	2000 Fourth Quarter	2000 Third Quarter	2000 Second Quarter	2000 First Quarter	1999 Fourth Quarter	Fourth Quarter 2000 - 1999 Percent Variance	Year Ended December 31 2000	Year Ended December 31 1999	Percent Variance
SELECTED AVERAGE BALANCES (millions)									
Total assets	$ 71,844	$ 69,709	$ 69,466	$ 67,755	$ 66,982	7.3	$ 69,699	$ 65,420	6.5
Loans - net of unearned income	54,279	52,758	52,133	50,550	48,593	11.7	52,436	47,223	11.0
Loans (managed) (2)	57,946	56,534	55,528	53,435	50,489	14.8	55,871	48,557	15.1
Securities	8,434	8,224	8,407	8,395	9,016	(6.5)	8,365	9,340	(10.4)
Other interest-earning assets	1,363	1,197	1,241	1,245	1,844	(26.1)	1,261	1,553	(18.8)
Total interest-earning assets	64,076	62,179	61,781	60,190	59,453	7.8	62,062	58,116	6.8
Interest-bearing deposits	35,518	34,800	35,663	34,873	33,107	7.3	35,213	32,325	8.9
Short-term borrowed funds	9,386	9,019	8,621	8,920	9,836	(4.6)	8,988	9,401	(4.4)
Long-term debt	10,133	9,498	8,851	8,081	8,327	21.7	9,144	8,134	12.4
Total interest-bearing liabilities	55,037	53,317	53,135	51,874	51,270	7.3	53,345	49,860	7.0
Noninterest-bearing deposits	8,428	8,474	8,373	8,319	8,326	1.2	8,399	8,255	1.7
Total deposits	43,946	43,274	44,036	43,192	41,433	6.1	43,612	40,580	7.5
Shareholders' equity	6,069	5,952	5,833	5,688	5,555	9.3	5,886	5,430	8.4
CREDIT QUALITY DATA (thousands)									
Nonperforming assets	$ 521,277	$ 461,746	$ 298,716	$ 246,107	$ 223,790	132.9	$ 521,277	$ 223,790	132.9
Nonperforming loans	499,899	444,880	283,577	226,176	204,098	144.9	499,899	204,098	144.9
Loans past due 90 days or more and still accruing	155,008	123,079	127,218	126,318	97,642	58.8	155,008	97,642	58.8
Net loan losses	94,364	123,846	72,958	73,325	65,258	44.6	364,493	291,326	25.1
Net loan losses (managed) (2)	143,739	176,317	122,792	107,611	81,652	76.0	550,432	333,168	65.2
Net loan losses excluding credit cards	45,200	77,193	22,585	20,571	23,932	88.9	165,549	75,992	117.9
Allowance for loan losses	822,560	799,461	799,351	595,655	554,810	48.3	822,560	554,810	48.3
Nonperforming assets to total loans and foreclosed property	.95 %	.85 %	.56 %	.48 %	.45 %		.95 %	.45 %	
Annualized net loan losses to average loans	.70	.94	.56	.58	.54		.70	.62	
Annualized net loan losses to average loans (managed) (2)	.99	1.25	.88	.81	.65		.99	.69	
Annualized net loan losses to average loans excluding credit cards	.36	.64	.19	.18	.22		.35	.18	
Allowance for loans losses to total loans	1.50	1.47	1.50	1.17	1.12		1.50	1.12	
Allowance for loan losses times nonperforming loans	1.65 x	1.80 x	2.82 x	2.63 x	2.72 x		1.65 x	2.72 x	
SELECTED FINANCIAL DATA AT PERIOD-END (millions, except per share data)									
Total assets							$ 74,032	$ 67,353	9.9
Interest-earning assets							65,520	59,583	10.0
Loans - net of unearned income							55,002	49,621	10.8
Loans (managed) (2)							58,648	51,517	13.8
Deposits							44,412	41,786	6.3
Shareholders' equity							6,285	5,658	11.1
Shareholders' equity to total assets							8.49 %	8.40 %	
Risk-based capital ratios:									
Tier I capital							7.6 (1)	7.5	
Total capital							11.6 (1)	11.0	
Per share:									
Book value							$ 30.89	$ 28.04	10.2
Common stock closing price (NYSE)							$ 58.13	$ 68.00	(14.5)
Common shares outstanding (thousands)							203,424	201,812	

(1) Estimated
(2) Includes securitized credit card receivables